UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 17, 2010

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Reports Record Revenues in Second Quarter 2010
Total revenues and other operating income of €128.6 million, a 63% growth compared to the same period in 2009 (€78.7 million).
Strong sales of Quinvaxem® drive record second quarter revenues. Operating profit of €13.1 million compared to €3.2 million in Q2 2009.
Net profit of €9.2 million compared to net loss of €1.8 million in Q2 2009. Undiluted EPS of €0.11 compared to minus €0.03 in the same quarter of 2009.

2010 Revenue Guidance Increased
As a result of strong sales in the first half of the year, we expect total revenues and other operating income1 for the full year to exceed 2009 levels.

Leiden, the Netherlands (August 17, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced its financial results for the second quarter of 2010, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Business Highlights:

•	Crucell announced the award from UNICEF of an additional $110 million to supply its paediatric vaccine Quinvaxem® to the developing world. This latest order brings the overall value of tenders awarded to Crucell for the period of 2010-2012 to $410 million. This is in addition to the $500 million obtained over the tender period 2007-2009. They bring the total value of contracts awarded since the launch of Quinvaxem® at the end of 2006 to $910 million.

•	Crucell and sanofi pasteur reached an agreement on a series of transactions to restructure their long standing partnership. Crucell waived its right to terminate an existing license agreement between Crucell Switzerland and sanofi pasteur’s subsidiary Shantha Biotechnics Limited (Shantha) for the development of paediatric vaccines, based on Haemophilus influenzae b. Sanofi pasteur returned the commercial rights to Crucell that sanofi pasteur held under an exclusive license agreement for the development and commercialization of a cell-based influenza vaccine (FluCell), based on Crucell's PER.C6® technology.

•	Crucell announced its intention to participate in a Phase I clinical trial in the United States and Africa of a combination of two AdVac®-based AIDS vaccine candidates, Ad26.ENVA.01 and Ad35-ENV, in healthy adults who are not infected with HIV. The clinical trial, which will be led by the International AIDS Vaccine Initiative (IAVI), represents a collaboration between IAVI, Crucell, the Ragon Institute, and Beth Israel Deaconess Medical Center (BIDMC), a major teaching hospital of Harvard Medical School.

1 In guidance currencies = EUR/USD rate of 1.41

•	Crucell announced the start of a new Phase I clinical study in Burkina Faso of its AdVac®-based malaria vaccine vector. This is the first study evaluating the safety and immunogenicity of this AdVac®-based malaria vaccine vector candidate in a population residing in a malaria endemic area.

•	Crucell announced that it has signed a binding letter of agreement with GlaxoSmithKline Biologicals (GSK) to collaborate on developing a second generation malaria vaccine candidate.
•	Crucell and the Aeras Global TB Vaccine Foundation announced the start of a Phase II clinical trial of the jointly developed tuberculosis vaccine candidate AERAS-402/Crucell Ad35 in with HIV infected adults.

•	First test runs at the new vaccine manufacturing facility in Incheon, Korea started in May. The test runs are progressing according to plan. The new facility will enable the further growth and highly efficient production of Quinvaxem® and Hepavax-Gene®, with a capacity of over 100 million doses annually.

•	In the second quarter of 2010 Crucell signed four license/vendor agreements, including agreements with NeoPharm Co. Ltd and Yeda Research and Development Company Ltd.
•	During the Company’s AGM held on June 4, 2010 in Leiden, Mr. J.P. Oosterveld was reappointed as Chairman of the Supervisory Board; Mr. W. Burns, Mr. J. Shannon and Mr. G. Siber were appointed as new members of the Supervisory Board.

Financial Highlights:

•	The Company announced combined total revenues and other operating income of €128.6 million, compared to €78.7 million in the second quarter of 2009, a 63% growth. The increase was driven by a 60% growth in product sales, and tripling of license revenues.

•	Product sales were €106.1 million, representing sales of paediatric vaccines (73%), travel and endemic vaccines (23%), and other products (4%).
•	License revenues were €10.4 million in the second quarter, compared to €3.5 million in the second quarter of 2009.
•	Gross margins were 36%, compared to 39% in the second quarter of 2009. Gross margins were negatively influenced by foreign exchange differences.
•	Research and development expenses increased to €23.3 million, compared to €15.9 million in the second quarter of 2009.

•	More than a threefold increase of operating profit from €3.2 million in the second quarter of 2009 to €13.1 million in this quarter.
•	Net profit of €9.2 million for the second quarter of 2009, compared to a net loss of €1.8 million in the second quarter of 2009. Net profit per share of €0.11, compared to a net loss per share of €0.03 in the same period of 2009.

•	Cash used in operating activities was largely in line with the same period of 2009 at €6.9 million.
•	Cash used in investing activities amounted to €14.4 million, which mainly includes investments in life-cycle management, in property, plant and equipment, and IT investments.
•	To strengthen our balance sheet even further, we repaid financial leases bringing net cash used in financing activities in the quarter to €16.5 million, up from €0.3 million in the same period of 2009.

•	Cash and cash equivalents decreased by €36.6 million during the second quarter to €245.5 million. Short term financial assets include deposits with maturities over 90 days for an amount of €100.0 million, bringing quarter-end cash and cash equivalents to €345.5 million.

•	On April 7th, 2010 Crucell filed its 2009 Annual Report and Form 20 F.

Key Figures: (€ million, except net result per share)

Second Quarter					Half Year

2010	2009	Change		2010	2009	Change
unaudited	unaudited			unaudited	unaudited

			Total revenues and
			other operating
128.6	78.7	63%	income	194.3	152.4	27%

13.1	3.2	313%	Operating profit	8.8	5.6	57%

9.2	(1.8)		Net profit/(loss)	6.9	(1.6)
			Net result per share

0.11	(0.03)		(basic)	0.09	(0.02)

Crucell's Chief Executive Officer Ronald Brus said:

“Our most important paediatric vaccine, Quinvaxem®, showed stellar growth in the second quarter. With significant growth in overall product sales and license revenues we expect total revenues and other operating income2 for the full year to exceed 2009 levels.

We continue to build on our strong track record by delivering high-quality and safe vaccines to protect millions of children and adults around the globe from life-threatening diseases.

In line with our strategy, we continue to make significant investments in Research & Development to bring much-needed innovative solutions to global health, whilst maintaining a healthy profit.

In another important development during the second quarter, we reached an agreement with sanofi pasteur that returns full control of our cell-based influenza vaccine program to Crucell. This enables us to move full steam ahead with development, with the aim of applying for licensure in 2014.”

Product Sales Update:
Product sales in the second quarter of 2010 increased 60% over the same quarter in 2009 to €106.1 million and represent sales of paediatric vaccines (73%), travel and endemic vaccines (23%), and other products (4%). The increase in product sales was a result of very strong sales of our paediatric and travel vaccines.

Paediatric vaccines
Due to the phasing of Quinvaxem® sales from the first into the second quarter, as well as additional demand from UNICEF, second quarter product sales reached a record high. We expect a lasting positive impact on demand for Quinvaxem® as the World Health Organization (WHO) has withdrawn the prequalification of one competing liquid pentavalent vaccine.

Travel and endemic vaccines
Epaxal® sales in the second quarter of 2010 increased significantly compared to the same quarter of last year. We continue to see progress in upscaling the production process, required to prepare for introduction of Epaxal® in the US.

Respiratory vaccines
In the absence of another pandemic threat, the overall demand for seasonal respiratory vaccines like Crucell’s influenza vaccine Inflexal® V will be below last year’s levels.

2 In guidance currencies = EUR/USD rate of 1.41

Research & Development Highlights:

•	Human Monoclonal Antibodies against a broad range of Influenza strains (pre-clinical): In September 2009 Johnson & Johnson (JNJ), through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., and Crucell entered into a strategic collaboration for the development and commercialization of a universal monoclonal antibody product (flu-mAb) for the treatment and prevention of influenza. An important activity in the development of this flu-mAb has been the first production of this antibody product in a mobile and fully disposable FlexFactory®. In addition the strategic collaboration involves four innovative discovery programs focusing on the development and commercialization of a universal influenza vaccine as well as vaccines directed against three other infectious and non-infectious disease targets – one of which is RSV (see below). Activities for the universal influenza vaccine, which started in January, are ongoing. The universal influenza vaccine will be designed based on specific epitopes of our broadly cross-neutralizing influenza antibodies. The selection of the other innovation targets is ongoing.

•	Universal Respiratory Syncytial Virus (RSV) Vaccine (pre-clinical): In June Crucell announced the start of a discovery program leading to the development and commercialization of a universal RSV vaccine. The RSV vaccine will be designed to prevent severe infections with the most common RSV strains in infants and the elderly. RSV is the most important cause of viral lower respiratory illness in infants and children. RSV-induced disease is the last of the major paediatric diseases for which no preventive vaccine is available. Current prevention in developed countries is based on the administration of an RSV-neutralizing antibody, which is given to high-risk infants, in particular premature newborns. RSV also induces severe disease in immunocompromized adults and elderly with weak immune systems, for whom the costly antibody is not available. This discovery program is part of the strategic collaboration with JNJ (mentioned above).

•	Influenza - Seasonal Influenza Vaccine: Crucell and sanofi pasteur reached an agreement on a series of transactions to restructure their long standing partnership. As part of the agreement sanofi pasteur returned to Crucell the commercial rights they held under an exclusive license agreement for the development and commercialization of a cell-based influenza vaccine (FluCell). The exclusive license, agreed upon in December 2003, left Crucell with the marketing rights for FluCell in Japan only. With the return of the world-wide marketing rights, Crucell has commenced with the development of a cell-based influenza vaccine. The introduction of cell-based Inflexal® V will be the next important step for Crucell’s respiratory franchise. Combining Crucell’s high density PER.C6® production system with the company’s proprietary virosomal technology creates a cutting-edge method to produce Inflexal® antigens both at large scale, at very competitive cost levels and earlier in the season. Crucell expects to apply for licensure in 2014.

•	AIDS/HIV Vaccine (Phase I): In April 2008, Crucell announced the start of a Phase I clinical study of the novel recombinant HIV vaccine. The vaccine is based on Crucell’s AdVac® and PER.C6® technologies, using adenovirus serotype 26 (rAd26) as vector, and is jointly developed by Crucell and the BIDMC, funded by a grant from the US National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health. The rAd26 vector is designed to avoid pre-existing neutralizing antibodies to the more commonly used adenovirus serotype 5 (Ad5). Phase I clinical studies are being conducted at the Brigham and Women's Hospital in Boston, USA and are focused on assessing the safety and immunogenicity of the vaccine in several trials including single and multi-dose regimens. In October 2009, preliminary results of the Phase I study were presented at La Conférence AIDS Vaccine 2009 in Paris, France. The presentation was given by Dr Dan H. Barouch, MD, PhD, Associate Professor of Medicine, Division of Vaccine Research, Department of Medicine, BIDMC, Boston, USA. The preliminary results of this study show that a 3-dose regimen of this HIV candidate vaccine is safe and immunogenic.

In August 2010 Crucell announced its intention to participate in an international Phase I clinical trial in the United States and Africa of a combination of two AdVac®-based AIDS vaccine candidates, Ad26.ENVA.01 and Ad35-ENV, in healthy adults who are not infected with HIV. The clinical trial, which will be led by the International AIDS Vaccine Initiative (IAVI), represents a collaboration between IAVI, Crucell, the Ragon Institute, and Beth Israel Deaconess Medical Center (BIDMC), a major teaching hospital of Harvard Medical School.

The Ad26.ENVA.01 vaccine candidate used in this study is manufactured by Crucell, while the Ad35-ENV vaccine is developed by IAVI. Both vaccines candidates are based on Crucell’s proprietary AdVac® technology. The planned Phase 1 trial of the vaccine combination, which follows a Phase I trial of the Ad35-ENV vaccine by IAVI and a Phase I trial of Ad26.ENVA.01 by the Harvard–Crucell consortium, supported by the National Institute of Allergy and Infectious Diseases (NIAID), represents a key step towards proof of concept studies to evaluate the efficacy of the vaccine combination in humans.

•	Tuberculosis Vaccine (Phase II): To date, data from all AERAS-402/Crucell Ad35 trials support the immunogenicity and acceptable safety profile of the TB candidate vaccine at all dose levels evaluated.
	•	In April 2010 Crucell and Aeras announced the start of a Phase II clinical trial of AERAS-402/Crucell Ad35. The Phase II study is designed to test the safety and efficacy of AERAS-402/Crucell Ad35 in adults infected with HIV and is being conducted by the Aurum Institute in Klerksdorp, South Africa. The first group of participants has been enrolled and dosed, and there have been no serious adverse events reported to date.

•	Malaria Vaccine (Phase I): In December 2009 boost vaccinations for the final group of volunteers of a Phase I trial in the USA have been completed. Analysis of unblinded safety data revealed a good safety profile. Available immunogenicity data indicate that the Ad35-CS vector induces humoral and cellular responses.

A Phase I clinical study is currently ongoing in Burkina Faso. Crucell is developing its malaria vaccine vector in collaboration with the NIAID/NIH, the Centre National de Recherche et de Formation sur le Paludisme’ (CNRFP) in Burkina Faso, and the Noguchi Memorial Institute for Medical Research at the University of Ghana.

In April 2010 Crucell announced that it has signed a binding letter of agreement with GlaxoSmithKline Biologicals (GSK) to collaborate on developing a second generation malaria vaccine candidate. Pre-clinical data from earlier studies indicated significantly enhanced immune responses against the malaria parasite (circumsporozoite stage of the Plasmodium falciparum) when Crucell’s AdVac® technology and GSK’s RTS,S/AS technology are used in combination, versus either component alone.

Korean Production Facility:

In October 2008 Crucell announced that an agreement was reached to relocate Crucell’s Korean production facility from the Shingal site in Yongin City, Korea to the Incheon Free Economic Zone, Korea. Construction activities at the new site started in December 2008 and technical completion was reached within 13 months. First test runs started in May 2010 and are progressing according to plan. The test runs with the Hepatitis B production process have shown a good comparability between the batches produced in Incheon and the product produced in the past. The results of the comparability study for Quinvaxem® are expected in the third quarter of 2010. The new facility will enable the further growth and highly efficient production of Quinvaxem® and Hepavax-Gene®, with a capacity of over 100 million doses annually.

Manufacturing & Licensing Agreements:

•	Crucell today announces that South Korean-based NeoPharm Co. Ltd., signed a PER.C6® research license agreement for the development of undisclosed recombinant proteins and antibodies. Financial details of the agreement were not disclosed. [April 2010]

•	Crucell also signed two additional PER.C6® research license agreements with undisclosed companies for the development of recombinant proteins and antibodies.
•	Crucell today announces that Israel-based Yeda Research and Development Company Ltd, the Technology Transfer Company of the Weizmann Institute of Science, signed an exclusive license agreement for the development of antibodies against Hepatitis B. Under the terms of the agreement Crucell will further develop the antibodies discovered from a technology invented by the group headed by Prof. Yair Reisner at the Weizman Institute of Science. Crucell will have the exclusive rights to evaluate Yeda's panel of antibodies in-house and has the option to trigger a worldwide commercial license. Financial details of the agreement were not disclosed. [May 2010]

Patents:

In Q2 2010 Crucell was granted a total of 109 patents, including patents for:

•	Aspects of PER.C6® recombinant adenovirus technology, in Hong Kong
•	Aspects of PER.C6® protein expression technology, in Europe and the U.S.
•	Different aspects of improved adenoviral AdVac® vectors, in Japan, in the U.S. and in New Zealand
•	Antibodies against, and technology relating to, virus that causes SARS, in Europe, in the U.S. and in New Zealand
•	Elements of STARTM technology, in Europe, in Japan and in the U.S.
•	Antibodies against rabies, in the Philippines, in Mexico and in the U.S.
•	Adenovirus vaccines against tuberculosis, in New Zealand
•	Aspects of adenovirus manufacturing technology, in Japan and in the U.S.

Nominations:

During the Company’s AGM held on June 4, 2010 in Leiden, shareholders reappointed Mr. J.P. Oosterveld as Chairman of the Supervisory Board. In addition, Mr. W. Burns, Mr. J. Shannon and Mr. G. Siber were appointed as new members of the Supervisory Board.

Financial Review Second Quarter 2010

Total Revenues and Other Operating Income
The Company announced combined total revenues and other operating income of €128.6 million, compared to €78.7 million in the second quarter of 2009. The increase was driven by a 60% growth in product sales, and tripling of license revenues.

Product sales in the second quarter of 2010 increased to €106.1 million and represent sales of paediatric vaccines (73%), travel and endemic vaccines (23%), and other products (4%).

License revenues were €10.4 million in the second quarter, an increase of €6.9 million compared to the second quarter of 2009. The increase is mainly due to the recognition of revenues from the JNJ collaboration which was signed in September 2009.

Service fees for the quarter were €0.3 million, compared to €2.5 million in the same quarter of 2009. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other operating income was €11.9 million for the quarter, compared to €6.3 million in the second quarter of 2009, reflecting a higher level of R&D reimbursements and one-time transactions.

Cost of Goods Sold
Cost of goods sold for the second quarter of 2010 amounted to €74.5 million. €74.2 million represents product costs; and €0.3 million the cost of service and license activities.

Gross margins were 36%, compared to 39% in the second quarter of 2009. Gross margins were negatively influenced by foreign exchange differences.

Expenses
Total expenses consisted of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the second quarter were €41.0 million, representing a €10.0 million increase over the same period in 2009.

R&D expenses for the second quarter amounted to €23.3 million, representing an increase of €7.4 million versus the second quarter of 2009.

SG&A expenses for the quarter were €17.7 million compared to €15.1 million in the second quarter of 2009. This increase was mainly due to higher direct marketing and sales expenses, IT project expenses and one-time effects.

Operating profit was €13.1 million in the second quarter of 2010 compared to €3.2 million in the same quarter of 2009.

The company recorded a €5.5 million income tax charge in the second quarter of 2010. The income tax charge relates mainly to taxable income in Korea, Switzerland, Sweden and the US.

Net Result
Net result of €9.2 million was reported in the second quarter of 2010 versus a net loss of €1.8 million in the same quarter of 2009. Net result per share in the second quarter of 2010 is €0.11, compared to a net loss per share of €0.03 in the same period of 2009.

Balance Sheet
Tangible fixed assets amounted to €229.1 million on June 30, 2010. Intangible assets amounted to €83.3 million, including acquired in-process research and development, developed technology, patents and trademarks, the value of customer and supplier relationships, and capitalized IT investments.

Investments in associates and joint ventures amounted to €15.0 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on June 30, 2010 amounted to €798.2 million. A total of 81.7 million ordinary shares were issued and outstanding on June 30, 2010.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €36.6 million during the second quarter to €245.5 million. Short term financial assets include deposits with maturities over 90 days for an amount of €100.0 million, bringing quarter-end cash and cash equivalents to €345.5 million.

Net cash used in operating activities in the second quarter of €6.9 million was in line with the same quarter of 2009.

Cash used in investing activities amounted to €14.4 million, which includes investments in life-cycle management, in property, plant and equipment, and IT investments.

To strengthen our balance sheet even further, we repaid financial leases bringing net cash used in financing activities in the quarter to €16.5 million, up from €0.3 million in the same period of 2009.

2010 guidance:
•	As a result of strong sales in the first half of the year, we expect total revenues and other operating income[3] for the full year to exceed 2009 levels
•	We continue to use our strong operating cash flow to accelerate product development
•	R&D spending is expected to increase by over one-third
•	Maintain a healthy operating profit

Annual Report
Crucell N.V. has filed our 2009 Annual Report and Form 20-F with the U.S. Securities and Exchange Commission as well as published our Statutory Annual Accounts for the year 2009 on April 7, 2010.

Conference Call and Webcast
August 17, 2010, at 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 15 minutes prior to the event:

+44 20 7806 1956 for the UK;
+1 212 444 0413 for the US; and
+3120 707 5511 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.
The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

3 In guidance currencies = EUR/USD rate of 1.41

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the fast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Financial Calendar
9 November 2010	Q3 Results 2010
15 February 2011	Q4/FY Results 2010

For further information please contact Crucell:
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Financial Half Year 2010 Report

This report contains the half year financial report of Crucell N.V. (‘Crucell’, or the ‘Company’), a company with limited liability, headquartered in Leiden, the Netherlands. The Company and its subsidiaries together constitute the Crucell Group or the ‘Group’. The principal activities of the Group are described in note 1.1 of the condensed consolidated interim financial statements.

The half year financial report for the six months ended June 30, 2010 consists of the condensed consolidated interim financial statements, the half year management report and responsibility statement by the Company’s Management board. The information in this half year financial report is unaudited.

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2009.

Financial Review Half Year 2010

Total Revenues and Other Operating Income
The Company announced combined total revenues and other operating income of €194.3 million, compared to €152.4 million in the first half of 2009, a growth of 27%. The increase was driven by strong growth in product sales and license revenues.

Product sales in the first half of 2010 increased to €155.4 million and represent sales of paediatric vaccines (67%), travel and endemic vaccines (26%), and other products (7%).

License revenues were €17.9 million in the first half of 2010, an increase of €9.9 million compared to second period of 2009. The increase is mainly due to the recognition of revenues from the Johnson & Johnson collaboration.

Service fees for the first half of 2010 were €1.5 million, compared to €5.4 million in the same period of 2009. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other operating income was €19.5 million for the first half of 2010, compared to €9.5 million in the first half of 2009, reflecting a higher level of R&D reimbursements and one-time transactions.

Cost of Goods Sold
Cost of goods sold for the first half of 2010 amounted to €109.3 million. €108.7 million represents product costs; and €0.6 million the cost of service and license activities.

Gross margins were 37%, compared to 42% in the first half of 2009. Gross margins were negatively influenced by foreign exchange differences.

Expenses
Total expenses consisted of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the first half of 2010 were €76.1 million, representing a €12.6 million increase over the same period in 2009.

R&D expenses for the first half of 2010 amounted to €43.3 million, representing an increase of €12.1 million versus the first half of 2009.

SG&A expenses for the first half of 2010 were €32.8 million compared to €32.3 million in the same period of 2009. This increase was mainly due to higher direct marketing and sales expenses, IT project expenses and one-time effects.

Operating profit was €8.8 million in the first half of 2010 compared to €5.6 million in the same period of 2009.

The company recorded a €5.4 million income tax charge in the first half of 2010. The income tax charge relates mainly to taxable income in Korea, Switzerland, Sweden and the US.

Net Result
Net result of €6.9 million was reported in the first half of 2010 versus a net loss of €1.6 million in the same period of 2009. Net result per share in the first half of 2010 is €0.09, compared to a net loss per share of €0.02 in the same period of 2009.

Balance Sheet
Tangible fixed assets amounted to €229.1 million on June 30, 2010. Intangible assets amounted to €83.3 million, including acquired in-process research and development, developed technology, patents and trademarks, the value of customer and supplier relationships, and capitalized IT investments.

Investments in associates and joint ventures amounted to €15.0 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on June 30, 2010 amounted to €798.2 million. A total of 81.7 million ordinary shares were issued and outstanding on June 30, 2010.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €82.3 million during the first half of 2010 to €245.5 million. Short term financial assets include deposits with maturities over 90 days for an amount of €100.0 million, bringing half year-end cash and cash equivalents to €345.5 million.

Net cash used in operating activities in the first half of 2010 of €22.7 million, compared to €27.0 million in the same period of 2009.

Cash used in investing activities amounted to €31.0 million, which includes the investment in life-cycle management, in property, plant and equipment, and IT investments.

Net cash used in financing activities in the first half of 2010 was €35.2 million, compared to €4.8 million in the same period of 2009. Given the solid cash position and current interest yields in the market, the Group repaid financial leases and loans.

Risk paragraph
A summary of our principal risks is provided below. This information is also presented under the section ‘risk factors’ in our Annual Report and Form 20-F for the financial year 2009 as filed with the US Securities and Exchange Commission (SEC) and the Netherlands Authority for Financial Markets (Autoriteit Financiële Markten or AFM) on April 7, 2010.

We have classified these risk factors in accordance with the categories identified in the COSO4 model.

•	Strategic risks: Concentration of sales; Use of our technologies by our partners or licensees; and Competition & pricing pressures
•	Operational risks: Product development and clinical trials; Interrupted product supply; Regulatory approval; Intellectual property; Product liability exposure; Qualified personnel; Hazardous biological materials; and Competition laws.
•	Financial risks: Substantial use of capital; Weakness in the global economy; Foreign currency risk; and Taxation.
•	Compliance and other risks: Ethical legal and social issues related to the use of genetic technology; Protective measures included in articles of association; Not able to exercise pre-emption rights; Difficulties protecting interests in a Dutch limited liability company; and share price volatility.

Principal risks and uncertainties for the Group as at Q2 remain unchanged compared to those applicable as at the end of 2009 except for those updated below.

Weakness global economy
The weakness in the global economy that started in 2008 remains a challenge for many companies. The financial crisis continues to adversely affect businesses in many industries and geographical areas all over the world.

In the first half year of 2010 there has been increased public awareness of government expenditures. Several countries have had negative public exposure regarding their government deficits. As we have governmental agencies and supranational organizations as our customers, we may be affected if these entities decide to realign priorities and allocate fewer funds to public health initiatives, which could have a material adverse effect on our revenues.

Foreign currency risk
During the first half of 2010, our margins were negatively affected by currency fluctuations. The US Dollar experienced significant volatility; our cost of goods sold were negatively impacted, as inventories sold in the first half year were purchased at a relatively high price compared to the same period in prior year.

4 Committee of Sponsoring Organizations of the Treadway Commission

As in prior year, the Swiss Franc continued to strengthen against the Euro, which had a negative currency effect on our results as we produce Inflexal®, Epaxal® and Vivotif® at our Swiss facilities. The Korean Won strengthened against the Euro, which had a negative currency effect on our results as we produce Quinvaxem® and Hepavax-Gene® at our Korean facilities. In the remainder of 2010, our results will continue to be impacted by currency movements.

Related parties
The Group has related party transactions and balances with joint venture partners, associates and directors and executive officers. For a detailed description of these transactions we refer to the notes of the condensed consolidated interim financial statements.

Director’s Statement
Crucell’s Management Board confirms that to the best of their knowledge:

•	The condensed consolidated interim financial statements for the period ended June 30, 2010 give a true and review of the assets, liabilities, financial position and the profit or loss of the Group; and
•	The interim Directors’ report gives a fair review of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

August 17, 2010

Ronald Brus
Leon Kruimer
Cees de Jong
Jaap Goudsmit

Condensed Consolidated Interim Financial Statements
The below statements are included on the following pages:
•	Condensed Consolidated Statements of Income
•	Condensed Consolidated Statements of Comprehensive Income
•	Condensed Consolidated Statements of Financial Position
•	Condensed Consolidated Statements of Cash Flows
•	Condensed Consolidated Statements of Changes in Equity
•	Notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in EUR '000 (except per share data)

	6 months ended		Second quarter
	June 30,

	2010	2009	2010	2009
	unaudited	unaudited	unaudited	unaudited

Product sales	155,377	129,566	106,109	66,447
License revenues	17,870	7,978	10,377	3,498
Service fees	1,493	5,362	250	2,478

Total revenue	174,740	142,906	116,736	72,423

Cost of product sales	-108,681	-78,393	-74,161	-42,251
Cost of service and license fees	-639	-4,893	-301	-2,255

Total cost of goods sold	-109,320	-83,286	-74,462	-44,506

Gross margin	65,420	59,620	42,274	27,917

Government grants	9,689	2,027	5,769	1,277
Other income	9,843	7,480	6,095	5,024

Total other operating income	19,532	9,507	11,864	6,301

Research and development	-43,325	-31,239	-23,331	-15,922
Selling, general and administrative	-32,798	-32,337	-17,685	-15,119

Total other operating expenses	-76,123	-63,576	-41,016	-31,041

Operating profit/(loss)	8,829	5,551	13,122	3,177

Financial income & expenses	1,943	-2,843	1,763	-2,731
Results investments in non-consolidated companies	1,571	225	-185	-96

Profit/(loss) before tax	12,343	2,933	14,700	350

Income tax	-5,396	-4,573	-5,491	-2,172

Profit/(loss) for the period	6,947	-1,640	9,209	-1,822

Net profit/(loss) per share - basic	0.09	-0.02	0.11	-0.03
Weighted average shares outstanding - basic ( in '000)	81,591	66,338	81,681	66,545

Net profit per share - diluted	0.08	-0.02	0.11	-0.03
Weighted average shares outstanding - diluted (in '000)	82,740	66,338	82,883	66,545

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in EUR '000

	6 months ended		3 months ended
	June 30,		June 30,

	2010	2009	2010	2009
	unaudited	unaudited	unaudited	unaudited

Profit/(loss) for the period	6,947	-1,640	9,209	-1,822

Foreign currency translation	45,559	-4,854	19,553	1,156
Unrealized result on available for sale securities	2,610	4,151	-1,098	1,624
Actuarial gains / losses on pensions	-805		-407
Result unrealized cash flow hedges	68	1,336	-227	633

Other comprehensive income for the period	47,432	633	17,821	3,413

Total comprehensive income for the period	54,379	-1,007	27,030	1,591

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in EUR '000

	June 30,	March 31,	December 31,

	2010	2010	2009
	unaudited	unaudited	audited

ASSETS
Non-current assets
Property, plant and equipment	229,087	211,760	192,615
Intangible assets	83,252	80,139	75,398
Goodwill	52,574	49,109	46,824
Investments in associates and joint ventures	14,977	14,106	11,433
Net pension asset	3,291	3,037	2,923
Available-for-sale investments	13,086	14,194	10,441
Other financial assets	15,897	15,671	16,426

	412,164	388,016	356,060

Current assets
Cash and cash equivalents	245,494	282,050	327,837
Financial assets, short-term	100,896	100,632	100,286
Trade accounts receivables	80,487	54,456	87,031
Inventories	123,150	145,641	118,420
Other current assets	21,285	27,503	21,497

	571,312	610,282	655,071

TOTAL ASSETS	983,476	998,298	1,011,131

LIABILITIES AND EQUITY
Total equity attributable to equity holders of the parent	798,201	769,061	738,265

Non-current liabilities
Long-term financial liabilities	15,582	29,637	33,533
Long-term provisions	7,774	7,528	6,853
Deferred tax liabilities	19,717	17,347	18,830
Other non-current liabilities and deferred income	48,142	53,097	55,484

	91,215	107,609	114,700

Current liabilities
Accounts payable	34,846	63,306	79,099
Short-term financial liabilities	520	3,547	18,767
Other current liabilities and deferred income	49,212	44,935	47,512
Tax payable	8,959	9,170	12,049
Short-term provisions	523	670	739

	94,060	121,628	158,166

Total liabilities	185,275	229,237	272,866

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	983,476	998,298	1,011,131

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in EUR '000

	6 months ended		Second quarter
	June 30,

	2010	2009	2010	2009
	unaudited	unaudited	unaudited	unaudited

Cash flows from/(used in) operating activities
Profit/(loss) before tax for the period	12,343	2,933	14,700	350

Adjustments
Results of investments in associates and joint ventures	-1,571	-225	185	96
Financial income and expenses	1,219	-503	1,388	-1,720
Amortization	5,624	5,705	2,975	2,756
Depreciation	9,228	10,445	4,661	5,159
Non-cash change in long-term deferred income and provisions	-9,645	-1,147	-4,988	-285
Stock based compensation	3,628	4,191	1,592	2,146
Other non-cash items	-164	140	-162	98

	20,662	21,539	20,351	8,600
Change in net working capital
Trade accounts receivable and other current assets	8,260	-7,901	-23,170	5,369
Inventories	9,474	-34,859	27,033	-24,158
Trade accounts payable and other current liabilities	-50,737	-797	-25,650	5,406
Interest paid	-1,308	-1,843	-405	-854
Income taxes paid	-11,175	-2,155	-4,838	-1,181
Receipts from / (payments of) deferred income and provisions	2,144	-929	-200	-68

Net cash from/(used in) operating activities	-22,680	-26,945	-6,879	-6,886

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-30,048	-17,679	-15,184	-9,935
Proceeds from sale of equipment	805	57	805	41
Purchase of intangible assets (including goodwill)	-4,078	-1,269	-1,003	-1,129
Proceeds from/(investments in) financial assets	600	232	255	476
Interest received	1,769	1,168	679	399

Net cash from/(used in) investing activities	-30,952	-17,491	-14,448	-10,148

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	1,929	6,479	538	501
Proceeds from financial liabilities	119	109	35	55
Repayment of financial liabilities	-37,248	-11,339	-17,121	-843

Net cash from (used in) financing activities	-35,200	-4,751	-16,548	-287

Effects of exchange rate on cash and cash equivalents	6,489	-191	1,319	2,070

Net increase/(decrease) in cash and cash equivalents	-82,343	-49,378	-36,556	-15,251
Cash and cash equivalents at beginning of the period	327,837	170,969	282,050	136,842

Cash and cash equivalents at end of the period	245,494	121,591	245,494	121,591

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in EUR '000

	Issued capital	Share premium	Net unrealized gains reserve	Hedging reserve	Actuarial gains / losses	Translation reserve	Accumulated deficit	Total

At January 1, 2009	15,800	743,746	3,254	-685	1,214	-32,852	-277,943	452,534
Issue of shares	175	6,304						6,479
Costs share based payment transactions		4,191						4,191
Total comprehensive income for the period			4,151	1,336		-4,854	-1,640	-1,007

At June 30, 2009	15,975	754,241	7,405	651	1,214	-37,706	-279,583	462,197

At January 1, 2010	19,547	988,996	8,473	57	-5,217	-19,586	-254,005	738,265
Issue of shares	63	1,866						1,929
Costs share based payment transactions		3,628						3,628
Total comprehensive income for the period			2,610	68	-805	45,559	6,947	54,379

At June 30, 2010	19,610	994,490	11,083	125	-6,022	25,973	-247,058	798,201

Notes to the condensed consolidated interim financial statements
[All amounts are in thousands of Euro, unless otherwise stated]

1 General
1.1 Corporate information
Crucell N.V. is incorporated and domiciled in Leiden, the Netherlands. Its shares are publicly traded on NYSE Euronext Amsterdam (CRXL), and SWX Swiss Exchange Zurich (CRX). Its American Depositary Shares (ADSs) are publicly traded on NASDAQ New York (CRXL). The Company has subsidiaries in the Netherlands, Switzerland, Spain, Italy, Sweden, Korea, the UK and the US. The Group employed 1,324 people at June 30, 2010 (June 30, 2009: 1,168).

Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Group has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Group licenses its PER.C6® technology and other technologies to the biopharmaceutical industry.

There have been no changes to the organizational structure in the first half of 2010.

1.2 Basis of preparation
This condensed consolidated interim financial statements for the six months ended June 30, 2010 has been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed consolidated interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2009 which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. These consolidated interim financial statements have not been audited or reviewed.

Accounting policies
Except as described below, the accounting policies applied are consistent with those applied in the financial statements for the year ended December 31, 2009 as described in those financial statements.

The following revised standard is mandatory for the first time for the financial year beginning 1 January 2010.

IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. All payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition by- acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group applies IFRS 3 (Revised) prospectively to business combinations from January 1, 2010.

Not all standards, amendments to standards and interpretations, which are mandatory for the first time for the financial year beginning 1 January 2010 have been listed above as they are not expected to be relevant for the Group or do not vary from our current accounting policies.

Change in accounting policy as of January 1, 2009
As of January 1, 2009, Crucell changed its accounting policy of recognizing actuarial gains and losses for its defined benefit pensions plans. The new policy requires that all actuarial gains and losses are recognized in ‘other comprehensive income’ in the period which they occur. Prior to this change all actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions were accounted for in line with the ‘corridor’ method, which allowed deferral of these results. The new policy provides more relevant and timely information as all transactions and events of a defined benefit postretirement plan are recognized in the period in which they occur. Comparative amounts were adjusted as if the new accounting policy had always been applied. The change in accounting policy had an effect of € 1.0 million on total equity as of January 1, 2009.

1.3 Estimates and judgments
The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and use of critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements relates to:

•	Revenue recognition;
•	Valuation of deferred tax assets and liabilities;
•	Impairment reviews of property, plant and equipment, intangible assets and goodwill;
•	Valuation of defined benefit plans and share-based payments; and
•	Recognition of provisions for litigations and claims

The above uncertainties are described in detail in the notes to the financial statements of our Annual Report and Form 20-F for the financial year 2009 as filed with the Autoriteit Financiële Markten (AFM) on April 7, 2010.

Management is not aware of any changes in the nature of uncertainties, changes in estimates of amounts reported in prior interim periods or other changes that should be disclosed in these notes.

2 Seasonality
A part of the sales of the Group’s products is exposed to seasonal variations, and most of these sales are made in the second half of the year. This is specifically the case for influenza vaccines, as vaccination programs mainly take place in the second half of the year. Furthermore, the travel vaccine portfolio sales are subject to seasonal travel patterns.

3 Credit risk
Credit risk represents the risk of financial loss caused by default of the counterparty. The Group’s principal financial assets are cash and cash equivalents, deposits and trade and other receivables.

Cash and cash equivalents and deposits are placed with numerous financial institutions that meet our credit-rating requirements. In addition, the investments have a low-risk profile as the majority of the investments are short-term deposits with a maturity up to one year. Management does not expect any counterparty to fail to meet its obligations.

The Group holds the following financial assets with financial institutions.

	Duration	June 30,	December 31,
		2010	2009

Cash and cash equivalents	On demand	42,201	95,297

Cash and cash equivalents	<3 months	203,293	232,540

Other current assets	< 1 year	100,000	100,000

Other financial assets[5]	> 1 year	13,040	13,023

Total		358,534	440,860

The Group normally trades only with recognized, credit-worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Allowances are recognized for receivable balances deemed uncollectible upon identification.

4 Segmentation
The Group identified the Management board as the ‘chief operating decision maker’. The Management board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance. This led to the identification of one reportable segment, which comprises the development, production and marketing of products that combat infectious diseases.

5 Other financial assets as at June 30, 2010, exclude €2.9 million of rent-deposits.

4.1 Information about major products

In thousands of Euro

Year ended December 31,	First half, 2010	First half, 2009

Paediatric vaccines	103,914	85,253
Travel vaccines	39,761	28,131
Other vaccines	5,041	6,353
Proteins and other business	6,661	9,829

	155,377	129,566

5 Income taxes
In the first half of 2010, the tax charge increased by € 823 or 18.0% to € 5,396 compared to € 4,573 in the same period prior year. The increase in tax is mainly caused by taxable income in Korea, Sweden, Switzerland and the US.

During the first 6 months of 2010 the Group had an effective tax rate of 43.7%. This relatively high tax rate is due to the particular structure of our organization. In most of our subsidiaries we realize taxable profits, however, in the Netherlands; we realized a taxable loss for which no deferred tax asset has been recognized. As a result, our tax charges are divided by a relatively low profit base which leads to an effective tax rate of 43.7%.

We expect our effective tax rate to remain high until we benefit from the tax exemptions in Korea starting in 2011 or until we are able to start generating profits in the Netherlands.

In Korea we obtained a further improvement on our tax holiday facility, leading to a one-time non cash tax benefit in the first half year of 2010.

6 Property, plant and equipment

In thousands of Euro

Net book value PPE, January 1, 2010	192,615
Additions	30,048
Disposals	-805
Depreciation charge for the period	-9,228
Effect of movements in exchange rates	16,457

Net book value PPE, June 30, 2010	229,087

In the first half of 2010 the Group invested a total of € 30,048 in property, plant and equipment. These investments mainly related to our new Korean production facility; investments in our facilities in Bern (Switzerland), which will improve current production processes and allow in-house production of materials currently acquired from third parties; and investments in our new filling line in Madrid (Spain).

The remaining contractual commitments for property, plant and equipment for the new Korean production facility in the Incheon, Free Economic Zone, Korea amount to € 6,440 (December 31, 2009: € 15,755).

No impairments or reversals of impairments were recognized in the first half of 2010.

7 Intangible assets

In thousands of Euro

Net book value, January 1, 2010	75.398
Additions	4,078
Amortization charge for the period	-5,624
Effect of movements in exchange rates	9,400

Net book value, June 30, 2010	83.252

8 Inventories

In thousands of Euro

	June 30,	December 31,
	2010	2009

Raw materials and consumables	29,747	22,560
Work in progress	81,102	85,667
Finished products	12,301	10,193
	123,150	118,420

In order to be able to meet the demand from the market (e.g. in case of outbreak of a disease) the Group stocks some inventories to a level such that they might not be utilized in one year. Provisions are recognized for obsolete inventory.

9 Issued share capital and reserves

		Issued	Share
	Shares	capital	Premium

Ordinary shares Issued and fully paid
	000	€ 000	€ 000
At January 1, 2009	65,833	15,800	743,746
Issue of shares	728	175	6,304
Costs share based payment transactions	-	-	4,191

At June 30, 2009	66,561	15,975	754,241

At January 1, 2010	81,446	19,547	988,996
Issue of shares	261	63	1,866
Costs share based payment transactions	-	-	3,628

At June 30, 2010	81,707	19,610	994,490

No dividends were distributed during the first half of 2010.

Total cash proceeds on share issuances amounts to € 1,929 (2009: € 6,479). The costs of € 3,628 (2009: € 4,191) represent the non-cash period costs for the share-based payment transactions.

10 Share-based payment plans
The Company maintains stock option plans whereby the Remuneration committee of the Supervisory Board may grant options to employees, directors and members of the Supervisory Board. The compensation expenses included in operating expenses for those plans during the first half of 2010 were € 3,280 (first half year 2009: € 3,886).

In the first half of 2010 a total number of 235,920 options were exercised under the Company’s stock option plans. In the first half of 2010 a total number of 1,247,826 options were granted under the Company’s stock option plans.

11 Retirement benefit obligations
Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-time events. In the first half year of 2010 no actuarial gains or losses were recognized.

12 Short-term and long-term financial liabilities

In thousands of Euro

	June 30,	December
	2010	31, 2010

Mortgage loan	15,905	16,094
Equipment lease	197	17,924
Comprehensive credit limit Berna Biotech Korea Corp.	-	14,990
Mortgage loan korea	-	2,998
Derivatives	-	294

Total financial liabilities	16,102	52,300

Following the strategic agreement with affiliates of JNJ in 2009 and positive earnings the liquidity of the Group improved significantly. Given the solid cash position and current interest yields in the market, the Group has limited needs for external debt. Consequently the Group initiated a program to reduce the level of debt.

Equipment lease
On April 21, 2010 the Group terminated several financial lease contracts by paying the remaining redemptions including a penalty for early payment. The leases mainly related to equipment for the facility in the Netherlands.

Comprehensive credit limit Berna Biotech Korea Corp.
During the first quarter in 2010 the Group fully repaid its short-term comprehensive credit limit transaction agreements that were entered into by our Korean subsidiary. As at December 31, 2009 an amount of KRW 37 billion (€ 20,855) was drawn under these agreements.

Mortgage loan Korea
During the first quarter in 2010 the Group fully repaid its mortgage loan facility that was entered into by our Korean subsidiary. As at December 31, 2009 an amount of KRW 5 billion (€ 2,998) was drawn under this agreement.

13 Current and non-current liabilities and deferred income

In thousands of Euro

	June 30, 2010			December 31, 2009

		Non-			Non-
	Current	current	Total	Current	current	Total

Deferred income	20,640	47,663	68,303	21,301	54,980	76,281
Other accruals
and liabilities	28,572	479	29,051	26,211	504	26,715

	49,212	48,142	97,354	47,512	55,484	102,996

Total deferred income decreased by € 7,978, mainly due recognition of € 10,254 deferred income from the Johnson & Johnson collaboration. The decrease was partially offset by receipt of a deferred payment of $ 4,000 from the same collaboration

14 Related parties

14.1 General
The Group has related party transactions and balances with joint venture partners, associates and directors and executive officers. All transactions with related parties were carried out under normal market conditions (arm’s length principle). There are no related party transactions outside the normal course of business. There were no material changes in the nature, scale or scope of related party transactions in the first half of 2010 compared with those disclosed in the Financial Statements for the year ended December 31, 2009.

14.2 Remuneration Management Board and Supervisory Board
For detailed descriptions of the remuneration structure for the Members of the Supervisory and Management Board, reference is made to the 'Remuneration policy for Management Board and Supervisory Board' as included in the Corporate Governance section of the 2009 Annual Report and Form 20-F. Any relevant changes are highlighted below.

Remuneration
In 2010, the base salary levels of the Management Board were increased by 6% to 10%. Each year, the Supervisory Board considers whether base salary levels should be adjusted according to external and internal business factors.

Long-term incentive plan
On January 1, 2010, as part of the long-term incentive plan, a total number of 80,670 conditional options were granted to members of the Management Board.

At the General Meeting of Shareholders on June 4, 2010, our shareholders approved to increase long term incentive levels in order to bring the compensation package for the Management board more in line with competitive market levels (taking account of AMX-listed companies and direct competitors), as specified below:

Chief Executive Officer	65%
Other Board functions	50%

Options and shares
On March 18, 2010 a number of 40,000 options with an exercise price of € 3.49 were exercised by Ronald Brus, the Company’s CEO. On February 9 and March 3, 2010 a total of 50,000 options with an exercise price of € 5.49 and 20,000 options with an exercise price of € 3.49 were exercised by Leon Kruimer, the Company’s CFO. There were no other exercises of share options held by members of the Management Board or Supervisory Board during the first half of 2010.

At the General Meeting of Shareholders on June 4, 2010, our shareholders approved the grant of 150,000 options with an exercise price of €14.43 to Mr. de Jong, the Company’s COO. This option grant is governed by the ordinary employee stock option plan 2008.

Share grants to Supervisory Board
During the first half year of 2010 a total of 25,000 shares were granted to members of the Supervisory Board, which forms part of their annual remuneration.

15 Litigation
In the first half of 2010, there were no material changes to litigation affecting the Group from those disclosed in the Financial Statements for the year ended December 31, 2009.

16 Contingent liabilities or contingent assets
In the first half of 2010, there were no material changes to the Group’s commitments and contingent liabilities from those disclosed in the Financial Statements for the year ended December 31, 2009.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
August 17, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations